As filed with the Securities and Exchange Commission on January 9, 1996
                                      ---
Registration No. 333-18491


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                       ----------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                       ----------------------------------

                            THE FOREFRONT GROUP, INC.
                          (Exact name of registrant as
                             specified in its charter)

             DELAWARE                                      76-0365256
  (State or other jurisdiction of                       (I.R.S. Employer
  incorporation or organization)                     Identification Number)
                       ----------------------------------

                       1330 Post Oak Boulevard, Suite 1300
                              Houston, Texas 77056
                                 (713) 961-1101
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                     -------------------------------------

                               JEFFREY R. HARDER
                      Vice President and General Counsel
                           The ForeFront Group, Inc.
                      1330 Post Oak Boulevard, Suite 1300
                             Houston, Texas 77056
                                (713) 961-1101
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                       ----------------------------------

                                    COPY TO:
                              JEFFREY L. WADE, ESQ.
                              Andrews & Kurth L.L.P.
                         2170 Buckthorne Place, Suite 150
                            The Woodlands, Texas 77380
                                 (713) 220-4801
                       ----------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement from the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================================
                                                               PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO BE            OFFERING PRICE     AGGREGATE OFFERING         AMOUNT OF
   SECURITIES TO BE REGISTERED           REGISTERED                PER UNIT(1)           PRICE(1)         REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
     Common Stock ($.01 par
       value) . . . . . . . . . .       698,852 shares         $5.50                $3,843,686.00            $1,164.75

     Common Stock issuable
       upon exercise of Common
       Stock warrants . . . . . .         4,971 shares         $5.50                $   27,340.50            $   8.29
--------------------------------------------------------------------------------------------------------------------------
     Total  . . . . . . . . . . .       703,823 shares         $5.50                $3,871,026.50            $1,173.04
==========================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee. Calculated on the basis of the average of the high and low reported prices of the Registrant's Common Stock on the Nasdaq National Market on January 8, 1997.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

PROSPECTUS
                            THE FOREFRONT GROUP, INC.


                           698,852 SHARES COMMON STOCK


                            4,971 SHARES COMMON STOCK
                 ISSUABLE UPON EXERCISE OF COMMON STOCK WARRANTS


     This Prospectus relates to the offering of up to 703,823 shares of Common Stock, par value $.01 per share ("Common Stock"), of The ForeFront Group, Inc., a Delaware corporation (the "Company"), by the holders of certain securities of the Company listed herein under "Selling Stockholders" (the "Selling Stockholders"). The shares of Common Stock offered hereby (the "Shares") include up to (i) 470,637 shares of Common Stock issued in connection with the acquisition by the Company of the assets of BookMaker Corporation, (ii) 125,000 shares of Common Stock issued in connection with the acquisition by the Company of the assets of Blue Squirrel, Inc., (iii) 103,215 shares of Common Stock issued upon conversion of shares of preferred stock of the Company issued in private placements prior to the Company's initial public offering and (iv) 4,971 shares ("Warrant Shares") issuable upon the exercise of warrants ("Warrants") to purchase Common Stock issued in connection with the private placement of debt or preferred stock by the Company prior to the Company's initial public offering.


     The Company is registering the Shares pursuant to the terms of certain Registration Rights Agreements (the "Registration Rights Agreements") between the Company and the Selling Stockholders, but the registration of the Securities does not necessarily mean that all or any of the Securities will be sold by the Selling Stockholders.


     The Common Stock is quoted on the Nasdaq National Market under the symbol "FFGI." On January 8, 1997, the last reported sale price per share of the Common Stock, as quoted on the Nasdaq National Market, was $5.375.


      All or part of the Shares may be offered by the Selling Stockholders from time to time for their own account in transactions on The Nasdaq National Market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

     None of the proceeds from the sale of the Shares by the Selling Stockholders will be received by the Company, but the Company will receive the proceeds from the exercise of any warrants by Selling Stockholders. The Company has agreed to bear certain expenses in connection with the registration and sale of the Shares being offered by the Selling Stockholders. The Selling Stockholders and any broker-dealers participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of Shares by the Selling Stockholders and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

       THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.  SEE
                      "RISK FACTORS" WHICH BEGINS ON PAGE 4.
                        --------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


           The date of this Prospectus is January 9, 1997.

                             AVAILABLE INFORMATION


     The Company has filed a Registration Statement on Form S-3 (the "Registration Statement"), File No. 333-18491, with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), covering the Shares covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to hereafter are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matters involved. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described above.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at the 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (File No. 0-27438) with the Commission are by this reference incorporated in and made a part of this
Prospectus: (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iii) the Company's Registration Statement on Form 8-A filed December 15, 1995; and
(iv) the Company's Current Reports on Form 8-K dated March 18, 1996, June 27, 1996 and August 6, 1996 and Current Reports on Form 8-K/A dated August 23, 1996 and October 4, 1996. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Shares offered hereby have been sold or which deregisters all Shares then remaining unsold will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to The ForeFront Group, Inc., Attention: Corporate Secretary, 1330 Post Oak Boulevard, Suite 1300, Houston, Texas 77056, telephone number (713) 961-1101.


                                THE COMPANY

     The ForeFront Group, Inc. ("ForeFront" or the "Company") develops and markets Internet software which enables individuals and organizations to be more productive with information. ForeFront's Internet software allows users to get the maximum value from Internet information, by providing tools that effectively retrieve, manage and print information from the World Wide Web. In addition, as a result of its acquisition of AllMicro, Inc. ("AllMicro"), a direct telemarketing company, the Company republishes a number of software products for personal computer technicians and network administrators.

     The Company launched its first two Internet products in 1995: GrabNet(TM), a tool that enables client capture and organization of information from the World Wide Web (the "Web") (commercially released in July 1995), and WebWhacker(TM), a product that enables the storage of information captured from the Web for off-line use and distribution (commercially released in December
1995). The Company's first intranet product, RoundTable(TM), was commercially launched in mid-1996. RoundTable provides realtime, Web-based multimedia conferencing over standard Internet connections.

     Through its acquisition of Blue Squirrel, Inc. ("Blue Squirrel") in March 1996, ForeFront added WebSeeker(TM), a meta searching program available to Internet users that delivers search reports for over 20 common search engines and the corresponding Web pages directly to the user's desktop. WebSeeker is the result of ForeFront's Salt Lake City development team and integrating the technology of Blue Squirrel's main product, SqURL, with ForeFront technology.

     The Company's newest product, WebPrinter(TM), is the result of the acquisition of BookMaker Corporation ("BookMaker"). WebPrinter adds an important dimension to ForeFront's existing line of content retrieval and delivery tools, allowing users to print information on the Web in a booklet format, thereby creating a personalized publication from the Web. The BookMaker acquisition also added ClickBook(R), a Windows and Macintosh utility program that turns virtually any laser or inkjet printer into a printing press, enabling users to transform documents into professional-quality, double-sided booklets.

     The purchase of AllMicro (now called ForeFront Direct, Inc.) established an immediate channel of over 60 sales professionals for ForeFront to market its family of Internet and intranet products to Web users. AllMicro's product line, which includes the AllMicro Anti-Virus(TM), The Troubleshooter(TM), The Discovery Card(TM), Rescue Data Recovery(R) and WinWorks(TM), enables computer users and technicians to troubleshoot, tune and enhance the performance of their networks and personal computers. Additional products such as the CNE Self-Study Course(TM), and the LAN Certifier(TM), provide computer technicians with training for certification as network administrators.

     The Company delivers its products through multiple distribution channels, including electronic storefront and other online resellers over the Internet, original equipment manufacturers ("OEMs"), systems integrators, value added resellers ("VARs"), catalogs, and direct telemarketing. The Company introduced its Internet products for purchase from traditional software retailers in the fourth quarter of 1996. The Company also markets its Internet products through alliances with other computer software companies that incorporate bundled versions of the Company's Internet products with the products of such other companies. To accelerate the acceptance of the Company's products, the Company has developed strategic alliances with several Internet and software industry companies, including Microsoft Corporation, Verity, Inc., XcelleNet, Inc. and AISoft, a wholly owned subsidiary of Seiko-Epson. The Company recently opened an office in the United Kingdom to distribute its family of Internet products in the European markets.

     The Company continues to focus on the corporate intranet market for future product development and strategy. Due to changing market conditions, however, the Company has revised its server development strategy from products focused on intellectual property management to servers that are based upon or relate to the Company's existing Internet client products. The Company is continuing to develop additional productivity applications for the Internet and intranet markets internally, and will continue to seek to acquire complementary technologies from outside the Company, via licensing or acquisition, to accelerate the market entry of the Company's products. Further, the Company recently announced a significant price reduction and flat fee pricing structure for RoundTable, in an effort to seed the market for subsequent enterprise server products.

     As of January 8, 1997, the Company had a total of 142 employees, of which 20 were in research and development, 77 were engaged in sales and marketing and 45 were in administration and finance.

     The Company was incorporated in Delaware in December 1990. ForeFront's Internet home page can be located on the Web at http://www.ffg.com/. The Company's principal executive office is located at 1330 Post Oak Boulevard, Suite 1300, Houston, Texas 77056 and its telephone number is (713) 961-1101.

                                RISK FACTORS

     The Shares offered hereby are speculative in nature and involve a high degree of risk. In addition to the other information included elsewhere in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Shares offered by this Prospectus.

     LIMITED OPERATING HISTORY; ACCUMULATED DEFICIT. Although ForeFront was founded in 1990 and commenced shipments of its Virtual Notebook System ("VNS") product in 1992, it did not commence shipment of its initial Internet products until July 1995. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. To address these risks, the Company must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified persons, and continue to upgrade its technologies and commercialize products and services incorporating such technologies. There can be no assurance that the Company will be successful in addressing such risks. The Company has incurred net losses since inception and expects to continue to operate at a loss for the foreseeable future. As of September 30, 1996, the Company had an accumulated deficit of approximately $10.5 million. There can be no assurance that the Company will achieve or sustain profitability.

     MARKET RISKS; UNPROVEN ACCEPTANCE OF THE COMPANY'S PRODUCTS; PRICE EROSION; SECURITY RISKS ASSOCIATED WITH COMMERCIAL USE OF INTERNET; UNCERTAIN ADOPTION OF INTERNET AS A MEDIUM OF COMMUNICATIONS. The market for the Company's software has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for over the Internet and private networks. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The industry is young and has few proven products. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, and quality of service) remain unresolved and may impact the growth of Internet use. While the Company believes that its software products offer significant advantages for communication and information management over the Internet and private networks, there can be no assurance that communication and information management over the Internet or private networks will become widespread, or that the Company's products for communication and information management over the Internet or private networks will become widely adopted for these purposes.

     In particular, the Company's client/desktop software may be subject to price erosion due to free client/desktop software distributed by online service providers, other Internet-related software companies, Internet access providers and others. In addition, computer operating systems companies, such as Microsoft Corporation ("Microsoft"), International Business Machines Corporation ("IBM") and Apple Computer, Inc. ("Apple"), are now bundling or are planning to bundle client software with their operating systems at little or no additional cost to users, which also may cause the price of the Company's client/desktop products to decline. Further, market acceptance of the Company's server and integrated applications software products is substantially dependent upon the adoption of the Internet and private networks for communications and information management. The adoption of the Internet for communications and information management, particulary by those individuals and enterprises which have historically relied upon alternative means of communication and information management, generally requires the acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing personnel and infrastructure obsolete. In addition, there can be no assurance that individual PC users in business or at home will adopt the Internet for online communication and information management.

     Because the markets for the Company's products and services are new and evolving, it is difficult to predict the future growth rate, if any, and size of these markets. There can be no assurance that markets for the Company's products will develop, that the Company's products or services will be adopted, or that individual PC users in business or at home will use the Internet or private networks for communication and information management. If markets fail to develop, develop more slowly than expected or become saturated with competitors, or if the Company's products do not achieve market acceptance, the Company's business, operating results and financial condition will be materially adversely affected.

     COMPETITION. The market for Internet-based software and services is new, intensely competitive, rapidly evolving and subject to rapid technological change. The Company expects competition to persist, intensify and increase in the future. Almost all of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than the Company. Such competition could materially adversely affect the Company's business, operating results or financial condition. The Company's current and potential competitors include browser software vendors, Web server software and service vendors, PC and Unix software vendors and online service providers.

     Although many Internet browsers and server products do not currently provide many features or products for application on the Internet such as those being marketed or developed by the Company, Netscape Communications Corporation ("Netscape") and Microsoft have each recently released new versions of their respective browsers which incorporate features directly competitive with certain features of the Company's existing Internet products. It is probable that these products will incorporate additional functionality competitive with the Company's products at some point in the future. Both Microsoft and Netscape incorporate this functionality at little or no additional cost to customers. Additionally, the online service organizations such as Prodigy Services Co. ("Prodigy"), CompuServe, Inc. ("CompuServe") and America Online, Inc. ("AOL") provide Internet access through their online services. The Company's client software products do not offer complete functionality on any online services and will be at a competitive disadvantage versus products which offer functionality both on the Internet and on an online service. Additional competition could come from client/server applications and tools vendors, other database companies, multimedia companies, document management companies, networking software companies, network management companies and educational software companies. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.

     Further, in the event that client products incorporated into operating systems by PC or Unix software vendors gain market acceptance, these organizations will be better positioned than the Company to sell Internet server and applications software products. Future competitive product releases may cause disruptions in orders for the Company's products while users and the marketplace evaluate the competitive products. The extent of the disruption in orders and the impact on future orders of the Company's products will depend on various factors that are not fully known at this time, including the level of functionality, performance and features included in the final release of these competitive products and the market's evaluation of competitive products compared to the then current functionality, performance and features of the Company's products. In addition, the market for Internet products may be adversely impacted to the extent that vendors of PC hardware or PC operating systems incorporate Internet tools, functions or capabilities within their operating systems or PC hardware and thereby reduce the market for stand-alone Internet products.

     NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE. Substantially all of the Company's revenues have been derived, and substantially all of the Company's future revenues are expected to be derived, from the license of its software and sale of its associated services. Accordingly, broad acceptance of the Company's software products and services by customers is critical to the Company's future success, as is the Company's ability to design, develop, test and support new software products and enhancements on a timely basis that meet changing customer needs and respond to technological developments and emerging industry standards. There can be no assurance that the Company will be successful in developing and marketing new software products and enhancements that meet changing customer needs and respond to such technological changes or evolving industry standards. The Company's planned future products will be designed around certain standards, including, for example, security standards, and current and future sales of the Company's products will be dependent, in part, on industry acceptance of such standards. In addition, there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products and enhancements, or that its new products and enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. The Company will be substantially dependent in the near future upon its server and integrated applications software products that are still being developed. Further, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in the Company's products, or, if discovered, successfully corrected in a timely manner. If the Company is unable to develop on a timely basis new software products, enhancements to existing products or error corrections, or if such new products or enhancements do not achieve market acceptance, the Company's business, operating results and financial condition will be materially adversely affected.

     EVOLVING MULTIPLE DISTRIBUTION CHANNELS; RISK OF ELECTRONIC DISTRIBUTION. The Company's strategy is to develop multiple distribution channels. The Company has historically sold its Internet products primarily through direct sales via the Internet and its VNS electronic notebook through direct sales and OEMs. The Company has recently begun selling its Internet products through its direct telemarketing subsidiary in Florida, and introduced its products into retail outlets in the United States and Europe in the fourth quarter 1996. There can be no assurance that the Company will be successful in distributing its products through retail channels or that the Company's telemarketing sales force will be able to market the Company's Internet products successfully. In addition, the possibility can occur that conflicts may develop between the Company's multiple distribution channels over the competitive impact resulting from such multiple channels. The failure to successfully distribute the Company's Internet products through the retail channels or by the direct telemarketers, or the development of a channel conflict, could materially adversely affect the Company's business, operating results or financial condition.

     The Company expects to increasingly utilize OEMs, systems integrators and Resellers. The Company expects that any material increase in sales through Resellers as a percentage of total revenues, especially in the percentage of sales through OEMs and VARs, will adversely affect the Company's average selling prices and gross margins due to the lower unit prices than are typically charged when selling through direct channels. Moreover, there can be no assurance that the Company will be able to attract Resellers that will be able to market the Company's products effectively and will be qualified to provide timely and cost-effective customer support and service or that the Company will be able to manage conflicts among its Resellers. In addition, agreements with Resellers typically do not restrict Resellers from distributing competing products, and in many cases may be terminated by either party without cause. Further, in some cases the Company may grant exclusive distribution rights that are limited by territory and duration. Consequently, the Company may be adversely affected should any Reseller fail to adequately penetrate its market segment. The inability to recruit, manage or retain important OEMs and Resellers, or their inability to penetrate their respective market segments, could materially adversely affect the Company's business, operating results or financial condition.

     The Company intends to pursue alliances with Internet software companies, printer, laptop and other hardware manufacturers, and access providers and other companies to accelerate the market entry of the Company's Internet products. There can be no assurance that the Company's existing strategic alliances will continue or that any future alliances will accelerate the acceptance of the Company's products or that the Company will be able to pursue or develop further alliances. The Company plans to expand its field sales force and its telemarketing organization. There can be no assurance that such internal expansion will be successfully completed, that the cost of such expansion will not exceed the revenues generated, or that the Company's sales and marketing organization will be able to successfully compete against the significantly more extensive and well-funded sales and marketing operations of many of the Company's current or potential competitors. The Company's inability to effectively manage its internal expansion could have a material adverse effect on the Company's business, operating results or financial condition.

     In addition to expanding its direct sales channels, the Company will continue to distribute its products electronically through the Internet. Distributing the Company's products through the Internet makes the Company's software more susceptible than other software to unauthorized copying and use. The Company has historically allowed and currently intends to continue to allow potential customers to electronically download its client software for a free evaluation period. By distributing its products for free evaluation over the Internet, the Company may have reduced the future demand for its products. If, as a result of changing legal interpretations of liability for unauthorized use of the Company's software or otherwise, users were to become less sensitive to avoiding copyright infringement, the Company's business, operating results and financial condition would be materially adversely affected.

     FLUCTUATIONS IN OPERATING RESULTS AND STOCK PRICE. The Company's future operating results and stock price could be subject to significant fluctuations and volatility. The Company's revenues and quarterly operating results may experience significant fluctuations and be unpredictable as the result of a number of factors including, among others, introduction of new or enhanced products by the Company or its competitors, rapid technological changes in the Company's markets, seasonality of revenues, changes in operating expenses and general economic conditions. The Company's pattern of revenues and earnings may also be affected by the phenomenon known as "channel fill." Channel fill occurs following the introduction of a new product or a new version of a product as distributors buy significant quantities of the new product or version in anticipation of sales of such product or version. Following such purchases, the rate of distributors' purchases often declines, depending on the rates of purchases by end users or "sell-through." The phenomenon of "channel fill" may also occur in anticipation of price increases or in response to sales promotions or incentives, some of which may be designed to encourage customers to accelerate purchases that might otherwise occur in later periods. Channels may also become filled simply because the distributors are unable to, or do not, sell their inventories to retail distribution or end users as anticipated. If sell-through does not occur at a sufficient rate, distributors will delay purchases or cancel orders in later periods or return prior purchases in order to reduce their inventories. In addition, between the date the Company announces a new version or new product and the date of release, distributors, dealers and end users often delay purchases, cancel orders or return products in anticipation of the availability of the new version of the product. Such order delays or cancellations can cause material fluctuations in revenues from one quarter to the next. Net revenues may be materially affected favorably or adversely by these effects.

     For the quarter ended September 30, 1996, the Company incurred a net loss of $2.7 million primarily due to an increase in personnel and recruiting costs, merger and acquisition costs, continued establishment and expansion of various distribution channels as well as higher administrative costs as a result of becoming a public company. This loss also includes one-time charges of $1.56 million of transaction costs associated with the acquisition of AllMicro and approximately $400,000 for acquisition costs of certain software licensed to the Company for incorporation in the Company's products. There can be no assurance that the Company will not suffer additional losses in the future.

     The Company also has experienced wide fluctuations in its stock price and may be subject to significant fluctuations in the future over a short period of time. The trading price of the Common Stock increased from approximately $8.00 in January 1996 to a high of approximately $21.00 in May 1996 to a low of approximately $5.00 in November 1996. Fluctuations may be due to factors specific to the Company, to changes in analysts' estimates, or to factors affecting the computer industry or the securities markets in general. In addition, any decrease in revenues or quarterly results, or failure to meet market expectations, could have an immediate and significant adverse effect on the trading price of the Common Stock in any given period.

     MANAGEMENT OF ACQUISITIONS AND GROWTH. Since completion of its initial public offering in December 1995, the Company has consummated several acquisitions. The Company may make additional acquisitions in the future. While these acquisitions have broadened the Company's product portfolio and sales distribution channels, the acquisitions have resulted in the Company's competing with companies and in markets where it has not previously competed. As a result, there is uncertainty regarding customer acceptance of the combined products. There can be no assurance that the Company will be successful in realizing benefits from a broadened product portfolio and sales distribution channels. In addition, it is critical to the Company's success to integrate effectively the operations and businesses of the acquired companies, and to utilize effectively acquired intellectual property.

     The rapid execution necessary for the Company to fully exploit the market opportunities for its products and services requires an effective planning and management process. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The Company will also be required to manage multiple relationships with various customers and other third parties. Although the Company believes that it has made adequate allowances for the costs and risks associated with this expansion, there can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to achieve the rapid execution necessary to fully exploit the market for the Company's products and services. The Company's future operating results will also depend on its ability to expand its sales and marketing organizations, implement and manage new distribution channels to penetrate different and broader markets and expand its support organization commensurate with the increasing base of its installed products. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition will be materially adversely affected.

     DEPENDENCE ON THE INTERNET. Although some sales of the Company's products depend upon the growth of private networks, and the computer technician market, sales of the Company's products will depend in large part upon a robust industry and infrastructure for providing Internet access and carrying Internet traffic. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as a reliable network backbone or timely development of complementary products, such as high speed modems. In addition, acceptance of many of the Company's products, particularly those enabling real-time collaboration, will be dependent upon the sufficient availability of high-bandwidth on and connections to the Internet. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. There can be no assurance that the infrastructure of complementary products necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace. If the necessary infrastructure or complementary products are not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, operating results and financial condition will be materially adversely affected.

      PRODUCT RETURNS. Like other manufacturers of package software products, the Company is exposed to the risk of product returns from distributors and reseller customers. There can be no assurance that actual returns in excess of recorded allowances will not result in a material adverse effect on business, operating results and financial condition.

     DEPENDENCE ON KEY PERSONNEL. The Company's performance is substantially dependent on the performance of its executive officers and key employees, some of whom have worked in their present positions for only a short period of time. Given the Company's early stage of development, the Company is dependent on its ability to retain and motivate high quality personnel, especially its management and highly skilled development teams. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, operating results or financial condition of the Company.

     The Company's future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect upon the Company's business, operating results or financial condition.

     UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY; THIRD PARTY CLAIMS. The Company's success and ability to compete is dependent in part upon its proprietary technology. While the Company relies on trademark, trade secret and copyright law to protect its technology, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. The Company presently has no patents or patent applications pending. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. The source code for the Company's proprietary software is protected both as a trade secret and as a copyrighted work. The Company generally enters into confidentiality or license agreements with its employees, consultants and vendors, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries, and the global nature of the Internet makes it virtually impossible to control the ultimate destination of the Company's products. To license its products, the Company primarily relies on "shrink wrap" licenses that are not signed by the end-user and, therefore, may be unenforceable under the laws of certain jurisdictions. Despite the efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results or financial condition.


     There can be no assurance that third parties will not assert patent, copyright or trademark infringement claims against the Company in the future with respect to current or future products or that any such assertion may not require the Company to enter into royalty arrangements, resulting in possible extensive and costly litigation, or possibly even prohibit the Company from manufacturing and marketing its products. Furthermore, the intellectual property issues relating to the Company's products and the Internet in general have not yet been addressed by judicial authorities in many instances due to the recent emergence of the Internet, thereby creating a great amount of uncertainty to the Company should adverse decisions be made by such authorities. The Company's business, operating results and financial condition could be materially adversely affected by such factors.

     COMPATABILITY WITH NETWORK AND DESKTOP OPERATING SYSTEMS. The Company's current desktop Internet products are generally available for and compatible with Microsoft Windows 3.1, Windows 95/NT and Apple Macintosh operating systems. The Company's RoundTable product is available for and compatible with Windows 95 and Apple Macintosh operating systems, and the associated server is available in a beta version for and compatible with Windows 95/NT. The Company is developing versions of RoundTable expressly for use with Windows 3.1 and versions of the

RoundTable Server for UNIX platforms, and anticipates that such versions will be available in the second quarter of 1997; however, no assurance can be given that such versions will be developed on a timely basis or at all.

     CONCENTRATION OF STOCK OWNERSHIP. Upon completion of this offering, the present directors, executive officers and their respective affiliates will beneficially own approximately 37.9% of the outstanding Common Stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

     EFFECT OF CERTAIN CHARTER PROVISIONS; ANTITAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW; LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION OF DIRECTORS. The Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, which may have the effect of making it less likely that a third party would attempt to acquire the Company. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of Delaware law could delay or make difficult a merger, tender offer or proxy contest involving the Company. In addition, the Company's Certificate of Incorporation provides for limitation of liability of directors and the Company's Bylaws provide for indemnification of directors, officers, employees and agents to the fullest extent permitted by law.

     SECURITY RISKS. While the Company has not included any security protocols in its current Internet products, the Company believes it will be necessary to incorporate security protocols in future Internet server products in order to assure the protection of customers' confidential information. Despite the incorporation of such technology, the Company's products may be vulnerable to break-ins and similar disruptions that would jeopardize the security of information stored in and transmitted through the computer systems of end users of the Company's products, which may result in significant liability to the Company and may also deter potential customers. Moreover, the security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace generally, and the Company's customer base and revenues in particular. The

Company currently does not have product liability insurance to protect against these risks and there can be no assurance that such insurance will be available to the Company on commercially reasonable terms or at all.

     GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES. There are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing and characteristics and quality of products and services. The Telecommunications Act of 1996 (the "1996 Act"), which was recently enacted and the judicial interpretation of which is uncertain, imposes criminal penalties for transmission of or allowing access to certain obscene communications over the Internet and other computer services and contains additional provisions intended to protect minors. In addition, America's Carriers Telecommunication Association ("ACTA") recently filed a Petition for Declaratory Ruling Special Relief, and Institution of Rulemaking (the "ACTA Petition") before the Federal Communications Commission ("FCC"), arguing that the FCC has authority to regulate the Internet. The ACTA Petition requests the FCC to declare its authority over interstate and international telecommunications services using the Internet, to order providers of the aforementioned software to cease the sale of such software pending a rulemaking, and to institute a rulemaking body to govern the use of the Internet as a means for providing telecommunications services. The enactment of the 1996 Act, and of any similar laws or regulations in the future, may decrease the growth or use of the Internet, which could in turn decrease the demand for the Company's services and products and increase the Company's cost of doing business or otherwise have an adverse effect on the Company's business, operating results and financial condition.

     INTERNATIONAL OPERATIONS. The Company has operations in various foreign locations. International operations are subject to certain risks common to international activities, such as changes in foreign governmental regulations, tariffs and taxes, export license requirements, the imposition of trade barriers, difficulties in staffing and managing foreign operations, and political and economic instability.

     The Company conducts business in various foreign currencies and is therefore subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are recorded and the date that they are consummated. The Company is also subject to certain exposures arising from the translation and consolidation of the financial results of its foreign subsidiaries. The Company has from time to time taken limited actions to attempt to mitigate the Company's foreign transaction exposure. However, there can be no assurance that actions taken to manage such exposure will be successful or that future changes in currency exchange rates will not have a material impact on the Company's future operating results. The Company does not hedge either its translation risk or its economic risk.

     INTENTION REGARDING PAYMENT OF COMMON STOCK DIVIDENDS. The Company anticipates retaining all of its foreseeable future earnings for use in the expansion and operation of its business, and does not anticipate paying any cash dividends in the foreseeable future. There can be no assurance that the Company will pay cash dividends at any time, or that the failure to pay dividends for a period of time will not adversely affect the market price of the Common Stock.

     DILUTION. The Company has made, and may make in the future, acquisitions using shares of the Common Stock. An acquisition using shares of the Common Stock would have the effect of reducing the percentage ownership of the Company by each pre-acquisition stockholder.


     SHARES ELIGIBLE FOR FUTURE SALE. The Company currently has outstanding an aggregate of 6,401,130 shares of Common Stock, assuming no exercise of outstanding options and warrants, including the shares issuable upon exercise of the Warrants described in this Registration Statement. Of these shares, an aggregate of 5,388,028 shares, including the 688,769 shares offered hereby (as well as the 15,054 shares of Common Stock which includes 4,971 shares which are issuable upon exercise of the Warrants and 10,083 additional shares which the Company has agreed to issue to one of the Selling Stockholders), will be freely tradeable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 1,013,102 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act.


     The increase in the number of outstanding shares of Common Stock that are available for sale without restriction due to the registration of the Shares and the perception that a substantial number of the Shares may be sold by Selling Stockholders, or the actual sale of a substantial number of the Shares by Selling Stockholders, could adversely affect the market price of the Common Stock.

     As of November 30, 1996, the Company had outstanding options to purchase 1,799,349 shares of Common Stock at a weighted average exercise price of approximately $4.11 per share (the majority of which have not yet vested) issued to employees, former employees, directors and consultants pursuant to the Company's stock incentive plans and warrants to purchase 255,664 shares of the Company's Common Stock at a weighted average exercise price of $6.72 per share. An aggregate of 2,950,000 shares may presently be issued under such stock incentive plans. The Company has a registration statement on Form S-8 in effect covering 1,700,000 of the shares issuable under the stock incentive plans, and intends to file a registration statement on Form S-8 for the additional 1,250,000 shares promptly following the effective date of this Registration Statement.

     The Company may issue additional capital stock, warrants and/or options to raise capital in the future. In order to attract and retain key personnel, the Company may also issue additional securities, including stock options, in connection with its employee benefit plans. During the terms of such options and warrants, the holders thereof are given the opportunity to benefit from a rise in the market price of the Common Stock. The exercise of such options and warrants may have an adverse effect on the market value of the Common Stock. Also, the existence of such options and warrants may adversely effect the terms on which the Company can obtain additional equity financing.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Securities offered hereby. If and when any of the Warrants are exercised and Warrant Shares are issued to the Selling Stockholders, the Company will receive the proceeds from the sale of such Warrant Shares to the Selling Stockholders. A total of 4,971 of the Warrants are exercisable at $2.82 per share; if all of the Warrants are exercised, the Company will receive approximately $14,018 in proceeds. Such amount is intended to be used by the Company for working capital and other general corporate purposes.


                          FORWARD LOOKING STATEMENTS

     When used herein or in documents incorporated herein by reference, words like "anticipates," "expects" and similar conditional expressions are intended to identify forward looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in any of the forward-looking statements. Such risks and uncertainties include, in addition to those set forth under "Risk Factors," those noted in the documents incorporated herein by reference.

                              SELLING STOCKHOLDERS

     The following table sets forth the name of each Selling Stockholder, the number of shares of Common Stock (including the shares issuable upon exercise of Warrants) beneficially owned by each Selling Stockholder as of the date of this Prospectus, the number of shares of Common Stock being offered by each Selling Stockholder hereby, and the percentage of the Company's Common Stock to be beneficially owned by each Selling Stockholder after the offering (assuming that all shares subject to this Prospectus are sold). Common Stock ownership information is based solely upon reports furnished to the Company by the respective stockholders pursuant to the rules of the Commission.


     The shares of Common Stock offered hereby (the "Shares") include up to (i) 470,637 shares of Common Stock issued in connection with the acquisition by the Company of the assets of BookMaker, (ii) 125,000 shares of Common Stock issued in connection with the acquisition by the Company of the assets of Blue Squirrel, (iii) 103,215 shares of Common Stock issued upon conversion of shares of preferred stock of the Company issued in private placements prior to the Company's initial public offering and (iv) 4,971 shares issuable upon the exercise of Warrants to purchase Common Stock issued in connection with the private placement of debt or preferred stock by the Company prior to the Company's initial public offering.


     BookMaker received 447,637 shares of Common Stock (the "BookMaker Shares") in connection with the Company's acquisition of substantially all of the assets of BookMaker, of which a total of 224,099 have been placed in escrow (the "Escrow Shares") pending the successful completion of several post closing performance conditions and for pre-closing liabilities. BookMaker has placed the BookMaker Shares, except for the Escrow Shares, in trust for the benefit of its shareholders and will distribute the BookMaker Shares to its shareholders on a pro rata basis following such time as this Registration Statement is declared effective by the Commission. The Escrow Shares will continue to be held by Texas Commerce Bank NA as Escrow Agent until their distribution to the Selling Stockholders entitled to receive such Escrow Shares or their cancellation. As a result of such distribution, the persons listed below as shareholders of BookMaker are Selling Stockholders of up to the number of shares of Common Stock set forth opposite their respective names.

     Blue Squirrel received 125,000 shares of Common Stock (the "Blue Squirrel Shares") in connection with the Company's acquisition of substantially all of the assets of Blue Squirrel. Blue Squirrel distributed the Blue Squirrel Shares to its shareholders on a pro rata basis. As a result of such distribution, the persons listed below as shareholders of Blue Squirrel are Selling Stockholders of up to the number of shares of Common Stock set forth opposite their respective names.

     As part of the acquisitions of BookMaker and Blue Squirrel and pursuant to the terms of the Registration Rights Agreements, the Company agreed to use its best efforts to register the Common Stock issued or distributed to the Selling Stockholders in connection with the acquisition for offer or sale to the public, including the Warrant Shares which certain of the Selling Stockholders may acquire upon exercise of the Warrants. The registration of the Securities, however, does not necessarily mean that all or any of the Securities will be sold by the Selling Stockholders. The Shares offered represent all Shares owned by the respective Selling Stockholders or which may be owned upon their distribution from escrow.


                                 Number of Shares        Shares         Beneficial          Percentage of
                                Beneficially Owned       Offered        Ownership        Beneficial Ownership
  Selling Stockholder           Prior to Offering(1)     Hereby     After Offering(2)      After Offering
  -------------------          ---------------------  -----------  ------------------   --------------------
  Mazner Family Trust(3)               74,321           74,321              ---                 ---
  Tron Black(4)                        69,333           62,500            6,833                   *
  Chris Kirkpatrick(5)                 65,662           64,789              833                   *
  Louis B. Cushman                     53,571           53,571              ---                 ---
  Brent and Janet Van Alfen(6)         53,611           48,611            5,000                   *
  Hal Schectman(7)                     48,586           47,753              833                   *
  Mayfield Software Partners(3)        43,952           43,952              ---                 ---
  Kawasaki Family Trust(3)             34,919           34,919              ---                 ---
  David Helms(3)                       34,919           34,919              ---                 ---
  Michael Eagan(3)                     33,570           33,570              ---                 ---
  Terrance Morse(3)                    29,103           29,103              ---                 ---
  WS Investment Company 92B(3)         26,193           26,193              ---                 ---
  Desktop Solutions                    12,917(8)        23,000              ---                 ---
  A. W. Epley III(9)                   19,506           19,506              ---                 ---
  Lloyd Chambers(3)                    16,868           16,868              ---                 ---
  Walter Wilson(10)                     9,753            9,753              ---                 ---
  Frank Goldberg(11)                    9,753            9,753              ---                 ---
  Robert Carr(3)                        8,552            8,552              ---                 ---
  Erik Hansen(12)                       7,862            6,945              917                   *
  George Norr(13)                       7,861            6,944              917                   *
  John Meyer(3)                         7,263            7,263              ---                 ---
  Sheila S. Newar Family Trust(14)      5,851            5,851              ---                 ---
  John Robert Porter(15)                5,851            5,851              ---                 ---
  Bill Gallinger(16)                    6,013            5,346              666                   *
  WS Investment Company 93C(3)          5,234            5,234              ---                 ---
  WSGR Profit Sharing Trust
    FBO Steven E. Bochner(3)            3,492            3,492              ---                 ---
  Amelie Porter(17)                     3,901            3,901              ---                 ---
  Marilyn McMahon(3)                    3,564            3,564              ---                 ---
  Board of Trustees of the Leland
    Stanford Junior University(3)       2,673            2,673              ---                 ---
  Stan Otani(18)                        2,946            2,613              333                   *
  WS Investment Company 94A(3)          1,324            1,324              ---                 ---
  Ken Getz(3)                             713              713              ---                 ---
  Jeremy Mazner(3)                        238              238              ---                 ---
  Timothy Dickenson(3)                    238              238              ---                 ---

----------------

*Indicates less that 0.1%


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 18, 1996 are deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pusuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(2) Assumes that all of the Shares beneficially owned by each Selling Stockholder and registered under this Registration Statement are sold.

(3) Previously a stockholder of BookMaker.

(4) Previously a stockholder of Blue Squirrel. Includes 6,833 shares which may be acquired by Mr. Black upon exercise of outstanding options.

(5) Previously a stockholder of BookMaker. Includes 833 shares which may be acquired by Mr. Kirkpatrick upon exercise of an option.

(6) Previously a stockholder of Blue Squirrel. Includes 5,000 shares which may be acquired by Mr. Van Alfen, individually, upon exercise of outstanding options.

(7) Previously a stockholder of BookMaker. Includes 833 shares which may be acquired by Mr. Schectman upon exercise of an option.

(8) Does not include 10,083 shares which Desktop Solutions may be entitled to receive as a result of certain consulting services in connection with the acquisition of BookMaker. These shares, in addition to the shares shown as beneficially owned by him in the table, are covered by this Prospectus.

(9) Includes 1,776 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Epley.

(10) Includes 888 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Wilson.

(11) Includes 888 shares of Common Stock issuable upon the exercise of a warrant held by Mr.Goldberg.

(12) Previously a stockholder of Blue Squirrel. Includes 917 shares which may be acquired by Mr. Hansen upon exercise of an option.

(13) Previously a stockholder of Blue Squirrel. Includes 917 shares which may be acquired by Mr. Norr upon exercise of an option.

(14) Includes 532 shares of Common Stock issuable upon the exercise of a warrant held by the Sheila S. Newar Family Trust UA January 29, 1990.

(15) Includes 532 shares of Common Stock issuable upon the exercise of a warrant held by Mr. Porter.

(16) Previously a stockholder of BookMaker. Includes 666 shares which may be acquired by Mr. Gallinger upon exercise of an option.

(17) Includes 355 shares of Common Stock issuable upon the exercise of a warrant held by Ms. Porter.

(18) Previously a stockholder of BookMaker. Includes 333 shares which may be acquired by Mr. Otani upon exercise of an option

                              PLAN OF DISTRIBUTION

     The Securities may be sold from time to time by the Selling Stockholders, or by pledgees, donees, tranferees or other successors in interest. Such sales may be made on the Nasdaq National Market, in negotiated transactions, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or at negotiated prices. The Securities may be sold by one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

     In connection with distributions of the Securities or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Securities registered hereunder in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell Securities short and redeliver the Securities to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Securities registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Stockholder may also loan or pledge the Securities registered hereunder to a broker-dealer and the broker-dealer may sell the Securities so loaned or upon a default the broker-dealer may effect sales of the pledged Securities pursuant to this Prospectus.


     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     All Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Securities against certain liabilities, including liabilities arising under the Securities Act.

     There is no assurance that any of the Selling Stockholders will offer for sale or sell any or all of the Securities covered by this Prospectus.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Jeffrey R. Harder, Vice President and General Counsel of the Company.

                                    EXPERTS

     The financial statements included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                        INDEX TO FINANCIAL STATEMENTS

                                                                    Page
                                                                    ----
Report of Arthur Andersen LLP, Independent Public Accountants        F-2
Consolidated Balance Sheet                                           F-3
Consolidated Statements of Operations                                F-4
Consolidated Statements of Stockholders' Equity                      F-5
Consolidated Statements of Cash Flows                                F-6
Notes to Consolidated Financial Statements                           F-7

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To The ForeFront Group, Inc.:

We have audited the accompanying consolidated balance sheet of The ForeFront Group, Inc., and subsidiary as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The ForeFront Group, Inc., and subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the years ended December 31, 1994 and 1995, in conformity with generally accepted accounting principles.




Arthur Andersen LLP

Houston, Texas
July 22, 1996

                        THE FOREFRONT GROUP, INC.
              CONSOLIDATED BALANCE SHEET--DECEMBER 31, 1995

                                 ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                    $  5,502,223
  Securities held to maturity                                     7,998,417
  Accounts receivable, net of
    allowance for doubtful accounts of $5,000                       118,604
  Inventory                                                         116,799
  Prepaid expenses and other                                         45,745
                                                                -----------
                  Total current assets                           13,781,788

FURNITURE AND EQUIPMENT, net of accumulated
    depreciation of $155,928                                        204,207

OTHER ASSETS, net                                                     7,743
                                                                -----------
                  Total assets                                  $13,993,738
                                                                ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                              $   453,082
  Accrued liabilities                                               641,085
  Deferred revenues                                                 113,081
                                                                -----------
                   Total current liabilities                      1,207,248

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value,
    5,000,000 shares authorized, none outstanding                       ---
  Common stock, $.01 par value,
    20,000,000 shares authorized,
    5,838,246 shares issued                                          58,382
  Additional paid-in capital                                     16,747,614
  Deferred compensation                                            (586,105)
  Accumulated deficit                                            (3,431,551)
  Treasury stock, 82,145 shares at cost                              (1,850)
                                                                -----------
                   Total stockholders' equity                    12,786,490
                                                                -----------
                   Total liabilities and
                     stockholders' equity                       $13,993,738
                                                                ===========

The accompanying notes are an integral part of these consolidated financial statements.

                        THE FOREFRONT GROUP, INC.
                  CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Years Ended December 31
                                                           1994          1995
                                                        -----------   -----------
REVENUES:
  Licenses                                              $ 4,534,626   $ 5,989,734
  Maintenance and services                                  145,746        52,600
  Other                                                       8,524        10,452
                                                        -----------   -----------
               Total revenues                             4,688,896     6,052,786

COST OF MAINTENANCE, SERVICES AND PRODUCT LICENSES        1,057,878     1,217,182
                                                        -----------   -----------
               Gross profit                               3,631,018     4,835,604

OPERATING EXPENSES:
  Research and development                                  748,427       837,007
  Selling and marketing                                   2,516,010     2,823,587
  General and administrative                              1,242,791     1,631,703
                                                        -----------   -----------
               Operating loss                              (876,210)     (456,693)

OTHER:
  Interest income                                            36,185        39,859
  Interest expense                                              ---       (34,997)
                                                        -----------   -----------
               Net loss                                 $  (840,025)  $  (451,831)
                                                        ===========   ===========
NET LOSS PER SHARE                                      $      (.19)  $      (.10)
                                                        ===========   ===========
SHARES USED IN COMPUTING NET LOSS PER SHARE               4,390,388     4,383,490

The accompanying notes are an integral part of these consolidated financial statements.

                              THE FOREFRONT GROUP, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                           Series A Convertible    Series B Convertible
                                            Preferred Stock          Preferred Stock       Common Stock
                                           --------------------  ----------------------   ----------------    Additional
                                                         Par                    Par                    Par      Paid-In
                                            Shares      Value       Shares     Value        Shares    Value     Capital
                                           ---------   --------  ----------   ---------   ---------  --------  ----------
BALANCE, December 31, 1993                 2,000,000   $ 20,000         ---   $     ---   2,670,853  $ 26,708  $2,557,221
PURCHASE OF TREASURY STOCK IN DECEMBER
  1994 AT $.02 PER SHARE                         ---        ---         ---         ---         ---       ---         ---
DISTRIBUTIONS TO STOCKHOLDERS                    ---        ---         ---         ---         ---       ---         ---
NET LOSS                                         ---        ---         ---         ---         ---       ---         ---
                                           ---------   --------  ----------   ---------   ---------  --------  ----------
BALANCE, December 31, 1994                 2,000,000     20,000         ---         ---   2,670,853    26,708   2,557,221
ISSUANCE OF COMMON STOCK IN APRIL
  1995 PURSUANT TO EXERCISE OF OPTIONS           ---        ---         ---         ---       4,440        44         956
ISSUANCE OF SERIES B PREFERRED STOCK
  IN SEPTEMBER 1995 AT $1.25 PER SHARE,
  net of offering costs of $10,000               ---        ---     840,000       8,400         ---       ---   1,031,600
ISSUANCE OF PREFERRED STOCK IN
  SEPTEMBER 1995 AT $1.25 PER SHARE FOR
  CONVERSION OF NOTES PAYABLE                    ---        ---     464,000       4,640         ---       ---     575,360
DEFERRED COMPENSATION RELATING
  TO ISSUANCE OF CERTAIN STOCK OPTIONS           ---        ---         ---         ---         ---       ---     726,375
AMORTIZATION OF DEFERRED COMPENSATION            ---        ---         ---         ---         ---       ---         ---
ISSUANCE OF COMMON STOCK IN CONJUNCTION
  WITH INITIAL PUBLIC OFFERING AT $8.00
  PER SHARE, net of offering costs
  of $1,745,478                                  ---        ---         ---         ---   1,700,000    17,000  11,837,522
CONVERSION OF ALL PREFERRED STOCK
  UPON CLOSING OF INITIAL PUBLIC
  OFFERING                                (2,000,000)   (20,000) (1,304,000)    (13,040)  1,462,953    14,630      18,410
ISSUANCE OF COMMON STOCK PURCHASE
  WARRANTS UPON CLOSING OF INITIAL
  PUBLIC OFFERING                                ---        ---         ---         ---         ---       ---         170
DISTRIBUTIONS TO STOCKHOLDERS                    ---        ---         ---         ---         ---       ---         ---
NET LOSS                                         ---        ---         ---         ---         ---       ---         ---
                                          ----------   --------  ----------   ---------   ---------   -------  -----------
BALANCE, December31, 1995                        ---        ---         ---         ---   5,838,246   $58,382 $16,747,614


                                            Deferred      Accumulated    Treasury
                                          Compensation      Deficit       Stock       Total
                                          ------------    -----------   ----------   ----------
BALANCE, December 31, 1993                $        ---    $  (479,390)  $      ---   $2,124,539
PURCHASE OF TREASURY STOCK IN DECEMBER
  1994 AT $.02 PER SHARE                           ---            ---       (1,850)      (1,850)
DISTRIBUTIONS TO STOCKHOLDERS                      ---       (805,685)         ---     (805,685)
NET LOSS                                           ---       (840,025)         ---     (840,025)
                                          ------------    -----------   ----------   ----------
BALANCE, December 31, 1994                         ---     (2,125,100)      (1,850)     476,979
ISSUANCE OF COMMON STOCK IN APRIL
  1995 PURSUANT TO EXERCISE OF OPTIONS             ---            ---          ---        1,000
ISSUANCE OF SERIES B PREFERRED STOCK
  IN SEPTEMBER 1995 AT $1.25 PER SHARE,
  net of offering costs of $10,000                 ---            ---          ---    1,040,000
ISSUANCE OF PREFERRED STOCK IN
  SEPTEMBER 1995 AT $1.25 PER SHARE FOR
  CONVERSION OF NOTES PAYABLE                      ---            ---          ---      580,000
DEFERRED COMPENSATION RELATING
  TO ISSUANCE OF CERTAIN STOCK OPTIONS        (726,375)           ---          ---          ---
AMORTIZATION OF DEFERRED COMPENSATION          140,270            ---          ---      140,270
ISSUANCE OF COMMON STOCK IN CONJUNCTION
  WITH INITIAL PUBLIC OFFERING AT $8.00
  PER SHARE, net of offering costs
  of $1,745,478                                    ---            ---          ---   11,854,522
CONVERSION OF ALL PREFERRED STOCK
  UPON CLOSING OF INITIAL PUBLIC
  OFFERING                                         ---            ---          ---          ---
ISSUANCE OF COMMON STOCK PURCHASE
  WARRANTS UPON CLOSING OF INITIAL
  PUBLIC OFFERING                                  ---            ---          ---          170
DISTRIBUTIONS TO STOCKHOLDERS                      ---       (854,620)         ---     (854,620)
NET LOSS                                           ---       (451,831)         ---     (451,831)
                                          ------------    -----------  -----------  -----------
BALANCE, December31, 1995                 $   (586,105)   $(3,431,551) $    (1,850) $12,786,490


The accompanying notes are an integral part of these consolidated financial statements.

                        THE FOREFRONT GROUP, INC.
                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Years Ended December 31
                                                                              1994         1995
                                                                           ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                 $ (840,025)  $ (451,831)
  Adjustments to reconcile net loss
    to net cash used by operating activities-
      Depreciation and amortization                                            56,994       65,526
      Amortization of deferred compensation
        related to certain stock options                                          ---      140,270
      Changes in operating assets and liabilities-
        Decrease in accounts receivable                                       172,085       61,006
        Increase in inventory                                                  (7,900)     (91,899)
        Increase in prepaid expenses and other current assets                 (15,563)      (7,821)
        Increase in other assets                                                  ---       (6,093)
        Increase in accounts payable and accrued liabilities                  139,810      653,411
        Increase (decrease) in deferred revenues                               78,385       (3,382)
                                                                           ----------   ----------
                 Net cash provided (used) by operating activities            (416,214)     359,187
                                                                           ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of furniture and equipment                                        (114,740)     (56,166)
  Purchase of marketable securities                                               ---   (7,998,417)
                                                                           ----------   ----------
                 Net cash used by investing activities                       (114,740)  (8,054,583)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                          ---    11,854,522
  Proceeds from issuance of preferred stock                                       ---     1,040,000
  Proceeds from exercise of stock options                                         ---         1,000
  Proceeds from issuance of warrants                                              ---           170
  Proceeds from notes payable to stockholders and others                          ---       660,705
  Repayments of notes payable to stockholders and others                          ---       (80,705)
  Purchase of treasury stock                                                   (1,850)          ---
  Distribution payable                                                         35,000        43,000
  Dividend distributions                                                     (805,685)     (854,620)
                                                                           ----------   -----------
                 Net cash provided (used) by financing activities            (772,535)   12,664,072
                                                                           ----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (1,303,489)    4,968,676

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              1,837,036       533,547
                                                                           ----------   -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $  533,547   $ 5,502,223
                                                                           ==========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                              THE FOREFRONT GROUP, INC.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.     ORGANIZATION AND OPERATIONS:

The ForeFront Group, Inc. (ForeFront or the Company), is a Delaware corporation incorporated on December 6, 1990, under the name of Groupwork Systems, Inc. On August 2, 1991, the name was changed to The ForeFront Group, Inc. The Company develops and markets Internet software which enables individuals and organizations to be more productive with information. ForeFront's Internet software allows users to get Internet information by providing tools that effectively retrieve, manage and print information from the World Wide Web. In addition, through its merger with AllMicro, Inc. (AllMicro), a direct telemarketing company, the Company republishes a number of software products for personal computer technicians and network administrators.

In connection with the merger with AllMicro on July 22, 1996, which was accounted for as a pooling of interests, the accompanying consolidated financial statements give retroactive effect to the merger and, as a result, the consolidated financial statements are presented as if ForeFront and AllMicro had been combined for all periods presented.

The Company delivers its products through multiple distribution channels. The Company currently offers its Internet products via the Internet and through original equipment manufacturers (OEMs), systems integrators and value-added resellers (VARs). The Company also intends to seek alliances with other computer software companies to incorporate bundled versions of the Company's Internet products in the products of such other companies.

ForeFront is developing products and has received limited revenues to date from Internet software products developed by the Company. The future success of the Company is dependent upon many factors, including the successful completion of its product development activities, the development of salable products, the identification of and penetration of markets for these products, technological change and risk of obsolescence. See "Risk Factors" elsewhere herein.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Presentation

The accompanying consolidated financial statements include the accounts of The ForeFront Group, Inc., and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue

Software licensing revenue is recognized upon delivery to the customer and the receipt and acceptance of a signed contract or order if there are no significant postdelivery obligations. For sales which provide for upgrades for a one-year period, the portion of the sale associated with the upgrade is unbundled and recognized as the upgrade is provided. Maintenance contract revenues are priced separately and recognized ratably over the terms of the agreements. Consulting service revenues, which include development and professional fees, are recognized as the services are rendered.

The cost of revenues primarily includes direct labor and certain fixed costs as they relate to maintenance and services support. Commissions on product sales are included in selling and marketing expenses. At the initial license date, the Company recognizes the liability for the estimated cost of warranties and insignificant postdelivery obligations. An allowance for returns has not been recorded as management believes that such amount is insignificant.

Furniture and Equipment

Furniture and equipment are carried at cost and depreciated on the straight-line method using a four-year estimated useful life. Furniture and equipment as of December 31, 1995, consist of the following:


Furniture                            $     118,958
Equipment                                  241,177
                                     -------------
                                           360,135
Less- Accumulated depreciation            (155,928)
                                     -------------
Furniture and equipment, net         $     204,207
                                     =============


Research and Development

Research and development costs are expensed as they are incurred. Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

Statement of Cash Flows

The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

In September 1995, the Company issued 464,000 shares of Series B preferred stock and warrants to purchase 48,369 shares of common stock in settlement of notes payable to stockholders and others, aggregating $580,000.

Marketable Securities

Securities that the Company has the intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities that are held for current resale are classified as "trading securities" and reported at fair value with unrealized gains and losses included in results of operations. Securities not classified as either "securities held to maturity" or "trading securities" are classified as "securities available for sale" and reported at fair value, with unrealized gains and losses excluded from results of operations and reported as a separate component of stockholders' equity.

At December 31, 1995, the Company's entire investment portfolio consisted of securities held to maturity. Securities held to maturity are various types of government bonds which mature June 20, 1996, and management estimates that the carrying amount approximates fair value at December 31, 1995.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market. Inventory consists primarily of prepackaged software.

Accrued Liabilities

Accrued liabilities as of December 31, 1995, consist of the following:

Professional fees                  $      71,246
Bonuses                                   65,000
Insurance                                190,000
Distributions payable                    113,000
Contingencies                            100,000
Other                                    101,839
                                   -------------
    Total accrued liabilities      $     641,085

Net Loss Per Share

The Company's net loss per share is based on the weighted average number of common shares outstanding, adjusted as described as follows. With one exception, common equivalent shares are excluded from the per share calculations, as the effect of their inclusion is antidilutive. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins, all common, preferred and common equivalent shares issued during the twelve months preceding or in contemplation of the Company's initial public offering (using the treasury stock method and the initial public offering price of $8 per share) have been included in the calculation of common and common equivalent shares outstanding as if they were outstanding for all periods prior to completion of the Company's initial public offering. Options and warrants granted by the Company prior to September 30, 1994, and not in contemplation of an offering have been excluded from the calculation of common and common equivalent shares outstanding because such options and warrants are antidilutive. Shares of convertible preferred stock are treated as if converted to common stock on the respective dates of original issuance.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.     FEDERAL INCOME TAXES:

The Company has incurred losses since inception and, therefore, has not been subject to federal income taxes. As of December 31, 1995, the Company has generated net operating loss carryforwards (NOLs) of approximately $3.6 million available to reduce future income taxes. These carryforwards begin to expire in 2007. The Company's ability to utilize the carryforwards is expected to be limited by the "change in ownership," as such term is defined by federal income tax laws and regulations, that occurred upon the sale of 1,700,000 shares of common stock in December 1995. The annualized amount of such operating loss available to offset future taxable income is expected to be approximately $1,000,000.

Effective January 1, 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under SFAS No. 109, an NOL requires the recognition of a deferred tax asset. The adoption of SFAS No. 109 had no material impact on the Company's financial statements due to its accumulated net losses. As the Company has had cumulative losses and there is no assurance of future taxable income, a valuation allowance has been established to fully offset the deferred tax asset at December 31, 1995. The components of the Company's deferred tax asset as of December 31, 1995, are as follows:

Net operating loss carryforwards                      $     1,246,000
Research and development tax credit carryforwards              73,073
Accruals not currently deductible                             (47,692)
                                                      ---------------
Total deferred tax asset                                    1,271,381
Less- Valuation allowance                                  (1,271,381)
                                                      ---------------
Net deferred tax asset                                $           ---
                                                      ===============

AllMicro was an S Corporation for federal income tax purposes. In accordance with the S Corporation provisions of the Internal Revenue Code, this company's earnings (losses) are included in the personal tax returns of its stockholders; therefore, no income tax expense is recorded in the accompanying consolidated financial statements.

4.     STOCKHOLDERS' EQUITY:

In October 1995, the board of directors approved a .44403-for-one reverse stock split. An amount equal to the decreased par value of the common shares has been reflected as a transfer from common stock to the additional paid-in capital account. Retroactive effect has been given to the reverse stock split in stockholders' equity and in all share and per share data in the accompanying consolidated financial statements.

In September 1995, the Company's board of directors authorized the management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. The offering of 1,700,000 shares at $8.00 per share was consummated on December 26, 1995, with all of the preferred stock outstanding automatically converting into 1,462,953 shares of common stock.

Convertible Notes

In March, April and July 1995, the Company issued senior convertible promissory notes to certain stockholders, institutions and the former chief executive officer (the Former Officer) totaling $660,705. The note to the Former Officer was issued for the remaining amount due of his severance pay in the amount of $30,705. The notes bore interest at prime plus 2 percent and were due at the earlier of a common stock offering in which the offering raised at least $1,000,000 in capital or March 31, 1996.

On September 26, 1995, the Company paid $80,705 in principal to two of the noteholders and paid interest totaling approximately $35,000 to all of the noteholders. The remaining principal of $580,000 was converted into 464,000 shares of Series B preferred stock at $1.25 per share in conjunction with the issuance of Series B preferred stock. The noteholders received warrants to purchase 48,369 shares of common stock at $2.82 per share pursuant to the note subscription agreements.

Preferred Stock

In June 1992 through November 1992, the Company issued 2,000,000 shares of Series A preferred stock in exchange for net proceeds totaling $986,605. On September 26, 1995, the Company issued 1,304,000 shares of Series B preferred stock for $1.25 per share. The placement included the conversion of $580,000 in principal of senior convertible notes payable and net cash proceeds of approximately $924,000.

In December 1995, concurrent with the closing of the Company's initial public offering, all shares of Series A and Series B preferred stock were converted into 1,462,953 shares of the Company's common stock at a conversion rate of one share of common stock for every 2.26 shares of Series A preferred stock and one share of common stock for every 2.256 shares of Series B preferred stock. Except for certain registration rights, all rights, preferences and privileges associated with the Company's previously outstanding preferred stock were terminated upon conversion.

Warrants

The Company issued warrants to purchase 37,295 shares of common stock to the purchasers of the Series B preferred stock. Warrants to purchase 48,369 shares of common stock were also issued to the senior convertible promissory noteholders that exchanged notes into shares of Series B preferred stock. The warrants have a five-year term and allow the holders to purchase 85,664 shares of common stock at a price of $2.82 per share.

The Company issued warrants to purchase 170,000 shares of common stock to the underwriters upon the closing of the initial public offering. The purchase price of the warrants was $.001 per warrant. The warrants have a five-year term from the date of the consummation of the initial public offering at a price of $9.60 per share.

5.     STOCK OPTION PLAN:

On June 16, 1992, the Company's stockholders approved the 1992 Stock Option Plan (the Plan). Under the Plan, as amended, 1,500,000 shares of common stock have been reserved for issuance upon exercise of incentive stock options at December 31, 1995. The term of each option is determined by the board of directors with a maximum term of 10 years from the date of grant, but the options generally vest over a four-year period. In November 1995, the Company granted options to purchase 209,480 shares of common stock which vest upon the earlier of 10 years from the date of grant or the achievement of specified milestones relating to product releases, corporate alliance revenue and equity financings. In June 1995, the Company amended option agreements providing for the purchase of 125,630 shares of common stock with an original exercise price of $2.82. In November 1995, the Company granted options to purchase 352,480 shares of common stock at $5.60 per share; however, the exercise prices were subsequently amended to $7.00 per share in December 1995. The revised exercise prices were equal to management's estimated fair value at the amendment dates. At December 31, 1994 and 1995, options to purchase 159,062 shares and 488,014 shares were available for future grants under the Plan. The Company believes that, at date of grant, the exercise price approximates fair value except for certain grants in August and September 1995.

In March 1995, the Company granted nonqualified stock options, which vest over a four-year period, to a consultant to purchase 56,363 shares of common stock at $1.13 per share. The weighted average exercise price of all options outstanding at December 31, 1994 and 1995, was $1.01 and $3.11, respectively.

A summary of stock option activity follows:

                                             Options         Price
                                           Outstanding     Per Share
                                           -----------    ------------
Balance at December 31, 1993                   135,596    $.23 - $2.82
   Granted                                      46,179       $2.82
   Canceled                                    (30,460)   $.23 - $2.82
                                           -----------
Balance at December 31, 1994                   151,315    $.23 - $2.82
   Granted                                   1,008,908    $1.13 - $2.82
   Canceled                                   (152,677)   $.23 - $2.82
   Exercised                                    (4,440)       $.23
                                           -----------
Balance at December 31, 1995                 1,003,106    $.23 - $1.13
                                           ===========
   Exercisable at-
     December 31, 1994                          78,607    $.23 - $2.82
                                           ===========
     December 31, 1995                         346,784    $.23 - $1.13
                                           ===========

For options granted in August and September 1995, the Company recognized compensation expense for the excess of the deemed value for accounting purposes of the common stock on the date the options were granted ($2.82 per share) over the $1.13 exercise price of such options. Aggregate deferred compensation of $726,375 resulted from the issuance of these options, and compensation expense will be recognized ratably over the vesting period of each option, generally four years. The Company recognized $140,270 of this amount as compensation expense for the year ended December 31, 1995.

6.     LICENSE AND DISTRIBUTION AGREEMENTS:

The Company has entered into a technology transfer agreement with Baylor College of Medicine ("Baylor") whereby the Company has an exclusive noncancelable worldwide license to use and market the technology related to the Virtual Notebook System ("VNS"). The Company issued 377,425 shares of its common stock, $.01 par value, to Baylor in exchange for the grant of the exclusive license. Baylor then transferred a portion of their shares to the development team employed by Baylor. This agreement, as amended, provides Baylor the right to continue to use and improve the VNS and related technology and provides ForeFront the exclusive rights to all such improvements made by Baylor through December 31, 1995. Baylor also retains the right to conduct further research and development using the VNS technology.

In November 1993, the Company entered into an agreement with Baylor whereby the Company provided management and technical services for the implementation of a telemedicine system for Baylor. The agreement expired in June 1994. Revenues earned under this agreement totaled $87,500 in 1994.

In August 1993, the Company entered into a three-year agreement with Digital Equipment Corporation (Digital) whereby Digital would develop and market solutions based on the Company's VNS product. Under the terms of the agreement, Digital received a nonexclusive worldwide right to market and support the VNS for their customers. The Company recognized product revenues of $75,000 during 1994 pursuant to this agreement.

7.     COMMITMENTS AND CONTINGENCIES:

Royalty Agreements

       On July 9, 1996, the Company and Tripos Inc. terminated the strategic alliance agreement entered into in January 1995 for the Company's VNS product for which the Company had received a non-refundable $100,000 payment. The Company paid Tripos $14,285 and agreed to pay a royalty of 10% of any future revenue received by the Company during the subsequent two year period ending July 1998 from sales of the VNS in the chemical or pharmaceutical markets up to an aggregate of $45,715.

Consulting Agreement

In September of 1991, the Company entered into a consulting agreement with the VNS's principal architect, then a Baylor faculty member (the Principal Architect). The agreement, as amended in June of 1992, required ForeFront to pay $1,250 per month for consulting services rendered to the Company by the Principal Architect for the period from January 1991 through December 1992 and $2,500 per month from January 1993 through June 1993. Subsequent to June 1993, the Company continued to pay the Principal Architect on a month-to-month basis for consulting services. During 1994, the Company paid $30,000 pursuant to this agreement. No amounts were paid to the Principal Architect during 1995 and the agreement expired in December 1995. The agreement also contained a noncompete clause which applied through May of 1996.

During fiscal year 1992, the Principal Architect terminated his employment with Baylor and became employed by Rice University. Effective August 1, 1992, the Company entered into a development and site license agreement with Rice University, granting Rice a nonexclusive, nontransferable license to access, modify and enhance the source code for ForeFront's VNS product family under the direction of the Principal Architect. Pursuant to the agreement, the Company has exclusive rights to all improvements and enhancements to the VNS and related technology.

Lease Agreement

The Company leases approximately 4,700 square feet of office space pursuant to an operating lease. The Company paid $71,000 and $62,000 for rent expense in 1994 and 1995, respectively. Subsequent to year end, the lease was amended to include approximately 10,200 square feet of office space beginning July 1, 1996, and expiring June 30, 2001. The minimum commitment for this office space is approximately $153,000 annually.

The Company also executed a new operating lease for its Salt Lake City, Utah, location for approximately 3,000 square feet of office space beginning August 1, 1996, and expiring July 31, 2001. The minimum commitment for this office space is approximately $38,700 annually.

Employment Agreements

Effective October 19, 1992, the Company entered into employment agreements with its current president and executive vice president. The agreements, as subsequently amended, provide for annual salaries and an annual bonus to each employee equal to 2.5 percent of the Company's net pretax profits, as defined. The Company also granted each of the employees fully vested incentive stock options to purchase 22,201 shares of common stock. In addition, the employees will receive additional incentive stock options which shall vest according to continued employment and performance milestones. The agreements also require the Company to maintain a $1 million life insurance policy on each of the employees for the benefit of their designated beneficiaries.

Effective December 1, 1995, the Company entered into an employment agreement with the vice president, sales and marketing. The agreement provides for an annual salary and quarterly bonuses based on the attainment of certain revenue and cost amounts, as defined. The Company also granted the employee incentive stock options to purchase 85,000 shares of common stock, 17,000 of which are fully vested. The remaining options shall vest according to continued employment and performance milestones.

Effective March 1, 1996, the Company entered into an employment agreement with an officer of the Company. The agreement provides for an annual salary and bonus based on the attainment of certain objectives. The Company also granted the employee incentive stock options to purchase 75,000 shares of common stock, 15,000 shares of which are fully vested. The remaining options shall vest according to continued employment.

Effective June 7, 1996, the Company entered into an employment agreement with another officer of the Company. The agreement provides for annual salary and quarterly bonuses based on the attainment of certain objectives. The Company also granted the employee incentive stock options to purchase 100,000 shares of common stock, 20,000 shares of which are fully vested. The remaining options shall vest according to continued employment.

Effective February 1, 1992, the Company entered into an employment and stock purchase agreement with the Former Officer. The agreement provided for an annual salary through May of 1994 and granted the Company the right to acquire a certain number of common shares held by the Former Officer, which varied with the duration of the Former Officer's employment. Effective October 25, 1994, the Former Officer's employment with the Company was terminated. Based on the terms of the agreement, the Company purchased 82,145 common shares held by the Former Officer for $1,850. The Company agreed to pay the Former Officer severance pay equal to six months of his base salary payable in equal semimonthly installments, and such amount was expensed during 1994. The agreement also contained a noncompete clause which expired October 31, 1995.

8.     ACQUISITIONS SUBSEQUENT TO DECEMBER 31, 1995:

Blue Squirrel, Inc.

On March 8, 1996, the Company acquired the assets of Blue Squirrel, Inc. The consideration consisted of 125,000 shares of the Company's common stock and $100,000 in cash to retire debt assumed by the Company. The acquisition has been accounted for under the purchase method and, accordingly, the operating results of Blue Squirrel have been included in the operating results since the date of acquisition. In applying the purchase method, the Company recorded the fair value of net assets acquired, which included software costs of $71,110, and recorded a $439,881 charge for acquired research and development costs. Computer equipment and furniture acquired were capitalized at their estimated fair market value of $15,465.

Additionally, two stockholders of Blue Squirrel received an option to purchase 5,000 shares of the Company's common stock at $7.20 per share, which was in excess of the then-current market price of the Company's common stock. These options were granted in exchange for each of the two stockholders executing noncompetition agreements for a two-year period from the closing date. No value was assigned to the noncompetition agreements as management determined that their values were not significant.

BookMaker Corporation

On June 12, 1996, the Company acquired the assets of BookMaker Corporation. The consideration consisted of 248,375 shares of the Company's common stock issued at closing (the Closing Shares) and 199,262 shares of the Company's common stock (the Earnout Shares) issued at closing and deposited in escrow to be delivered to BookMaker subject to satisfaction of certain milestones for the remainder of 1996 and 1997. One-third of the Earnout Shares is subject to release from escrow on or before April 30, 1997, and the remaining two-thirds of the Earnout Shares are subject to release on or before April 30, 1998, based upon the revenues and gross profit before income tax of BookMaker's operations after the closing for the 1996 and 1997 periods, respectively. Any Earnout Shares not earned shall be forfeited. Of the Closing Shares (the Escrow Shares), 10 percent is held in escrow for a period of two years from the closing to cover losses due to breach of representations and warranties. Holders of the Earnout Shares and Escrow Shares are entitled to voting and dividend rights during the period such shares are held in escrow. The acquisition has been accounted for under the purchase method and, accordingly, the operating results of BookMaker have been included in the operating results since the date of acquisition. The purchase price was allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition. The initial purchase price was allocated as follows:


Working capital, other than cash                        $     81,658
Furniture and equipment                                       25,528
Purchased software                                            66,900
Other assets                                                   1,500
Acquired research and development                          2,358,723
                                                        ------------
Purchase price, net of cash received                    $  2,534,309


Additionally, the three founders of BookMaker entered into employment agreements with the Company and received an option to purchase 5,000 shares, 5,000 shares and 10,000 shares, respectively, of the Company's common stock at fair market value on the date of issuance. These options were granted in exchange for the three founders executing noncompetition agreements covering the 18-month period from the closing date.

AllMicro, Inc.

On July 22, 1996, the Company consummated the merger with AllMicro, Inc., pursuant to the terms of the agreement and plan of reorganization, dated as of July 19, 1996 (the Merger Agreement), by and among the Company, AllMicro Acquisition Corporation, AllMicro and the stockholders of AllMicro (the Stockholders). The acquisition was effected by way of a merger (the Merger) of a wholly owned subsidiary of the Company with and into AllMicro. As a result of the Merger, AllMicro became a wholly owned subsidiary of the Company. The Merger was treated as a pooling of interests for accounting purposes. Pursuant to the Merger Agreement, the Stockholders received an aggregate of 1,056,152 shares of common stock, $.01 par value, of the Company (ForeFront Common Stock), 10 percent of which was placed in escrow to satisfy claims of the Company that may arise for any breach of the representations and warranties made by AllMicro and the Stockholders in the Merger Agreement. The escrow shares will be released upon the filing of audited financial statements for 1996 by ForeFront, except for amounts associated with pending claims.

The shares of the Company's common stock were issued to the Stockholders pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the Securities Act). The Stockholders have also been granted certain other piggyback registration rights under certain circumstances. In addition, any sales of ForeFront Common Stock by the Stockholders must be in compliance with the volume limitations of Rule 145 under the Securities Act.

As a result of the pooling of interests, the accompanying consolidated financial statements give retroactive effect to the merger and, as a result, the consolidated financial statements are presented as if ForeFront and AllMicro had been combined for all periods presented.

                            TABLE OF CONTENTS

                                                                Page
                                                                ----
Available Information . . . . . . . . . . . . . . . . . . . . .   2
Incorporation of Certain Documents By Reference . . . . . . . .   2
The Company . . . . . . . . . . . . . . . . . . . . . . . . . .   3
Risk Factors. . . . . . . . . . . . . . . . . . . . . . . . . .   5
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . .  15
Forward Looking Statements  . . . . . . . . . . . . . . . . . .  15
Selling Stockholders. . . . . . . . . . . . . . . . . . . . . .  15
Plan of Distribution. . . . . . . . . . . . . . . . . . . . . .  18
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . .  19
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Index to Financial Statements . . . . . . . . . . . . . . . . . F-1
                       -----------------------------


     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


                 The following expenses will be paid by the Company.

          SEC Registration Fee                        $ 1,322
          Legal fees and expenses                       5,000
          Accounting fees and expenses                  5,000
          Miscellaneous                                 4,678
                                                      -------
                  TOTAL                               $16,000
                                                      =======
-----------------


No expenses in connection with the distribution contemplated by this Registration Statement will be borne by the Selling Stockholders.

Item 15.         Indemnification of Directors and Officers

     The Delaware General Corporation Law and the Company's Bylaws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Company's Bylaws filed as Exhibit 3.2 to the Company's Registration Statement on Form SB-2 (No. 33-997898-D), respectively.

ITEM 16.         EXHIBITS

                 The following are filed as exhibits to this Registration
Statement:

Exhibit Number                      Description
 -----------                        -----------

     5.1      Opinion and consent of Company's counsel
    23.1      Consent of Company's counsel (contained in
              Exhibit 5.1)
    23.2      Consent of Arthur Andersen LLP, independent certified
              public accountants
   +24.1      Power of Attorney. (Included at page II-4)
   +27        Financial Data Schedule

-----------------------
+ Previously filed.

ITEM 17.         UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered thereby and the offerings of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matters has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events
                 which, individually or together, represent a fundamental change in the information in the registration statement;

                          (iii) To include any additional or changed material information on the plan of distribution;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registant's Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 8th day of January, 1997.


                               THE FOREFRONT GROUP, INC.

                               By:  /s/ David Sikora
                                    David Sikora
                                    President and
                                    Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                         Title                               Date
---------                         -----                               ----



/s/ David Sikora       President and Chief Executive Officer   January 8, 1997
-------------------      (Principal Executive Officer)
David Sikora


/s/ Ernest Rapp*           Chief Financial Officer             January 8, 1997
-------------------         (Principal Financial and
Ernest Rapp                 Accounting Officer)


/s/ Terry Ward*                    Director                    January 8, 1997
--------------------
Terry Ward


/s/ G. Anthony Gorry*              Director                    January 8, 1997
--------------------
G. Anthony Gorry


/s/ Stephen J. Banks*              Director                    January 8, 1997
--------------------
Stephen J. Banks


/s/ Grant Dove*                    Director                    January 8, 1997
--------------------
Grant Dove



--------------------
*David Sikora as Attorney in Fact for each of the above.

                               INDEX TO EXHIBITS

                                                                Sequentially
Exhibit                                                           Numbered
Number                        Description                           Page
--------                      -----------                       ------------

  5.1       Opinion and consent of Company's counsel
 23.1       Consent of Company's counsel (contained
            in Exhibit 5.1)
 23.2       Consent of Arthur Andersen LLP, independent
            certified public accountants
+24.1       Power of Attorney. (Included at page II-4)
+27         Financial Data Schedule
----------------
+ Previously filed.